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                                                                    EXHIBIT 6.33

                                   AGREEMENT

This Agreement is mutually made and entered into this 10th day of December, 1997 by and between MEDIA FUND, INC. of 2510 South Germantown Road, Memphis, TN 38138 (hereinafter referred to as "MFI") and AMERICAN INDEPENDENT NETWORK, INC. of 6125 Airport Freeway, Suite 200, Halton City, TX 76117 (hereinafter referred to as "AIN"). This contract will begin upon signature by both parties.

MFI and its management team have over 20 years experience and demonstrated highly successful expertise in packaging, positioning and promoting unique products and services through synergistic mass media driven Direct Response Marketing Programs and Retail Sell-Thru Programs and packaging and positioning media companies marketing departments and recruiting and training their sales people to become Media Marketing Specialists within the Media Marketing System developed by Media Fund, Inc. MFI desires to participate in this Agreement under the below stated Terms and Conditions.

AIN is a 24 hour per day independent family network that delivers quality programming via satellite to AIN Affiliates on a national basis. AIN desires to participate on this contract under the following Terms and Conditions.

TERMS AND CONDITIONS

I MFI to pay AIN $2,000,000.00 in cash with $800,000.00 to be paid on approximately March 15, 1998 and four additional payments of $300,000.00 each at 90 day intervals from first payment until the total $2,000,000.00 is paid. It is explicitly agreed by both MFI and AIN that 80% of this $2,000,000.00 payment will be used to purchase IRD equipment and expand the total household reached by AIN to 70 million plus nationally.

II MFI will receive 20% of all spots for 4 years of AIN-HTN and senior channels beginning December 10, 1998 with all renewal options to this Agreement for 5 years.

III MFI will receive 12.5% equity in AIN, HTN and Senior Network as partial payment for the $2,000,000.00 investment.

IV MFI will provide to AIN and AIN will air up to 12 hours per day of Network quality programming for the life of the contract. The commercial slots due MFI, per contract, will be used by MFI for MFI clients.

MFI will deliver a $5,000,000.00 Note Payable with Financial Guaranty to AIN for the payment in full of all components of this Agreement.





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MFI $5,000,000.00 Note Payable and Financial Guarantee to AIN will be reduced proportionately as each payment is made to AIN either directly from MFI or from MFI Affiliate Companies.

MFI will receive prepaid media contracts from six (6) stations group for $1,400,000.00 and $1,100,000.00 at current street price rate card.

MFI will receive $1,000,000.00 of prepaid phone card credit at .45 cents per minute and MFI accepts the fact that it is the phone companies responsibility to deliver the phone air time and AIN cannot guarantee phone companies performance.

MFI will pay the actual additional cost (approximately $35,000.00 per month) for the 3 full time TV satellite channels plus sharing the fourth back up channel and AIN will receive their HTN channel at no additional satellite cost. This expense will begin when channels are activated thru mutual agreement.

AIN will deliver the stock it owns in INET and its receivable to assist MFI in acquiring INET in the future if desire by MFI.

MFI will have three (3) consecutive five (5) year option contracts by providing the "Media Marketing Specialist Consulting Service" of Sam Cooper payment in full for each five (5) year contract closing for 20% of all spots on AIN, HTN and Senior Network.

MISCELLANEOUS

I NOTICES AND ADDRESSES. All notices, offers, acceptances, waivers, and other communications under this agreement shall be in writing, and shall be deemed to have been both given and received when delivered to the party in person or, if mailed, when deposited in the U.S. Mails, by certified mail, postage prepaid, with return receipt requested to the party at the address of each set forth herein, or to such other address as any party by notice to all others may designate from time to time.

II PARTIES IN INTEREST. This agreement shall inure to the benefit of and be binding upon the parties, and their respective heir, executors, administrators, successors, and promised assigns.

III LAW TO GOVERN. This Agreement and all transactions contemplated by this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Tennessee without regard to principles or conflicts of laws. MFI and AIN hereby agree to binding arbitration in the event that there is a dispute as to terms, conditions or financial obligations as disclosed herein.

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IV      SECTIONS AND OTHER HEADINGS. The section headings contained in this
        Agreement are for reference purposes only and shall not affect the interpretation of this Agreement.

V COUNTERPARTS. this agreement may be executed in one or more counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

VI FINANCIAL RECORDS. AIN and MFI mutually agree to open the part of their books and records that pertain to this Agreement with 48 hours written notice and inspected with accounting professional present from either or both parties.

VII ENTIRE AGREEMENT. This Agreement sets forth the entire understanding of the parties and supersedes all other representatives, agreements and understandings, oral or otherwise, between or among the parties or their affiliates with respect to the matters contained herein.

The above Terms and Conditions of this Agreement are mutually Agreed Upon and Accepted this 10th day of December, 1997. A facsimile transmitted contract is mutually accepted as legal and binding. This contract will be governed under the Laws and Statutes of the State of Tennessee.

AMERICAN INDEPENDENT NETWORK, INC.

By: Randy Moralez
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Title: President/CFO
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MEDIA FUND, INC.

By: Sam Gooden
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Title: President
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